

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2019

Commission files numbers 333-235651 and 333-162702. Plan Administrator 23-1099050.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/24/2020 Alyssa M. Newton

Alyssa M. Newton
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-235651 and 333-162702 of GlaxoSmithKline PLC on Form S-8s of our report dated June 23, 2020, relating to the financial statements and supplemental schedule of GSK 401(k) Plan appearing in this Annual Report on Form 11-K of GSK 401(k) Plan for the year ended December 31, 2019.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 23, 2020

GSK 401(k) Plan

Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019 and Supplemental Schedule as of December 31, 2019

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA

Tel: +1 215 246 2300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
GSK 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK 401(k) Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 23, 2020

We have served as the auditor of the Plan since 2019.

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

		2019	2018
Assets			
Investments at fair value	$	6,954,626,914	$ 5,866,547,127
Fully benefit responsive investment contracts at contract value		324,417,703	351,314,982
Total investments		7,279,044,617	6,217,862,109
Receivables			
Employer contributions		4,234,023	4,004,064
Participant contributions		7,522,004	7,012,637
Dividends and interest		7,036,252	7,476,163
Receivables for securities sold		424,002	3,972,983
Participant loans receivable		42,259,464	44,375,839
Total receivables		61,475,745	66,841,686
Total assets		7,340,520,362	6,284,703,795
Liabilities			
Accrued investment management fees		1,196,542	3,665,807
Payables for securities purchased		69,830	2,229,578
Total liabilities		1,266,372	5,895,385
Net assets available for benefits	$	7,339,253,990	$ 6,278,808,410

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For Year Ended December 31, 2019

	2019
Additions to net assets attributed to	
Investment income	
Interest income	$ 8,833,020
Dividend income	42,286,411
Net appreciation in fair value of investments	1,355,685,091
Total investment income	1,406,804,522
Contributions	
Participant	197,902,067
Employer	110,655,573
Total contributions	308,557,640
Net additions	1,715,362,162
Deductions from net assets attributed to	
Benefits paid to participants	706,938,594
Administrative expenses and investment management fees	7,488,125
Total deductions	714,426,719
Net increase in net assets	1,000,935,443
Transfer from other plans (see note 1)	59,510,137
Net assets available for benefits	
Beginning of year	6,278,808,410
End of year	$ 7,339,253,990

The accompanying notes are an integral part of these financial statements.

1.   Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC ("GSK" or the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 21, 2019, the GSK 401(k) Plan was amended to include the Stiefel Laboratories, Inc. Retirement Savings Plan (the Stiefel RSP). On that date, participant accounts and assets of the Stiefel RSP were merged into the GSK 401(k) Plan.

During the year, employees of Pfizer's Consumer business became employees of the GSK Consumer JV and became eligible to participate in the GSK 401(k) Plan. There were no benefits or assets transferred to GSK from the Pfizer retirement plans.

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts, representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

During the year 2019 the total amount of the employee and employer contributions was $308,557,640, rollover contributions of $16,348,847 are included in this amount.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund ("the GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be

5

provided from the participant's vested account. The Plan's investments include the GSK Stock Fund. The GSK Stock Fund is comprised of GSK American Depository Shares (ADRs). Each ADR represent two ordinary shares of GlaxoSmithKline plc. In addition, the GSK Stock Fund holds a small percentage invested in the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA) for liquidity.

Nonparticipant -Directed Investments

If a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement Trust Fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance (effective October 5, 2018); (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. Required minimum distributions begin at age 70-1/2.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Prior to June 21, 2019 withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the participant loans receivable. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants must pay a one-time loan processing fee of $50.

Loans outstanding at December 31, 2019 have interest rates ranging from 4.25% to 9.25% with maturity dates from 2020 to 2045. Loans outstanding at December 31, 2018 had interest rates ranging from 4.25% to 9.25% with maturity dates from 2019 to 2045. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences Plan merger in 2013 and Novartis Corporation Investment Savings Plan in 2016.

Participant loans receivable are valued at unpaid principal plus accrued interest, but not paid interest, which approximates fair market value. During the year 2019 the income attributed to interest on participant loans receivable is $34,142. Participant loans are also considered party-in-interest transactions.

Administrative Expenses
Investment management fees are borne by Plan participants. Investment management fees for certain funds are recorded as Administrative Expenses and Management Fees in the Statement of Changes in Net Assets Available for Benefits. Other investment management fees are deducted from the respective fund investment returns. Those participants who elect to use Alight Financial Advisors (AFA) Professional Management to manage their 401(k) investments pay a quarterly fee in arrears to AFA for this service. These fees are deducted from participant accounts quarterly and are also included in administrative expenses and management fees. Certain administrative functions are performed by officers or employees of the Company and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the year ended December 31, 2019 the Company paid administrative expenses of $2,308,320 on behalf of the Plan.

Also, the Company paid to State Street Bank and Trust Company, the Trustee and custodian for GSK 401(k) Plan, during 2019 the amount of $368,599 for custodian fees and benefits processing.

2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2019.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.

- Common collective trust funds: valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.

- Money market funds: valued at cost plus accrued interest; preserves principal and liquidity and the maintenance of a stable $1.00 per share NAV.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in synthetic guaranteed investment contracts, which are fully benefit responsive investment contracts. Synthetic guaranteed investment contracts are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The underlying assets of the synthetic contracts consist of a money market fund, a common collective trust fund holding high-quality bond portfolios, and limited partnership funds owned by the Plan and an investment contract issued by an insurance company, designed to provide a contract value "wrapper" around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the investment contract include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which amends certain disclosure requirements of ASC 820. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the

measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The Plan is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact on the Plan's financial statements.

3. **Synthetic Guaranteed Investment Contracts**

The Plan provides participants a self-managed stable value investment option. The Plan owns 100% of the underlying assets of the stable value account, which includes fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs), a bank common collective trust and a money market fund. The synthetic GICs are at contract value and the common collective trust fund and money market fund are at fair value as disclosed in the Investment Valuation section of Note 2.

Synthetic GIGs are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic GICs are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances.

Certain events may limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the Plan) that cause a significant withdrawal from the Plan, (4) the Plan's failure to qualify under Section 401(a) of the Internal Revenue Code (IRC) or the failure of the Plan to be tax-exempt under Section 501(a) of the IRC or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan).

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or "change in control" as defined in the contract) of the investment adviser without the issuer's consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract (4) a material amendment to the agreements without consent of the issuer, (5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.

Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan's ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

There are three synthetic GICs included in the Plan. These are provided by The Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Premier Life Insurance Company.

4. **Fair Value Measurements**

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
Common stock	$ 1,334,709,125	$ -	$ -	$ 1,334,709,125
Money market fund	25,791,800	-	-	25,791,800
Mutual funds	59,843,849	-	-	59,843,849
	1,420,344,774	-	-	1,420,344,774
Investments measured at net asset				
value as a practical expedient (a)	-	-	-	5,534,282,140
	$ 1,420,344,774	$ -	$ -	$ 6,954,626,914

	Assets at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Common stock	$ 1,171,385,553	$ -	$ -	$ 1,171,385,553
Mutual funds	255,262,942	-	-	255,262,942
	1,426,648,495	-	-	1,426,648,495
Investments measured at net asset				
value as a practical expedient (a)	-	-	-	4,439,898,632
	$ 1,426,648,495	$ -	$ -	$ 5,866,547,127

(a) Certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

For year ended December 31, 2019, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2019 and 2018, respectively.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
* State Street Global Advisors Funds	$ 3,974,880,903	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.
** Vanguard Target Retirement Trust Plus	1,340,033,110	n/a	Daily subject to frequent trading provisions	No defined period.
Pzena International Value All Country (ex-U.S.) CIT (Class 1)	40,240,254	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date. The Representative covenants that will provide the trustee with at least (5) business days advance written notice of Large Transactions proposed to be executes on behalf of the Participating Trust. Large Transactions are defined as a purchase or redemption of Units of the Group Trust, or multiple purchases or redemptions of Units of the Group Trust on a single day, in amounts exceeding $ 10 million , or amounts equivalent to 10% of the Participating Trust's assets invested in the Group Trust.
BlackRock Government Short Term Investment Fund	173,055,215	n/a	Avg 10 per month	In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.
GS SV Collective Trust	6,072,658	n/a	Daily	In general, five business days' advance notice of withdrawal is required, subject to the Trustee's agreement to a shorter notice period. Under normal market conditions, the Trustee intends to permit daily withdrawal from the Fund, upon a minimum of one day's notice.
Total December 31, 2019	$ 5,534,282,140			

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
* State Street Global Advisors Funds	$ 3,374,836,479	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
** Vanguard Target Retirement Trust I	1,026,924,107	n/a	Daily subject to frequent trading provisions	No defined period.
Pzena International Value All Country (ex-U.S.) CIT (Class 1)	38,138,046	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date.
Total December 31, 2018	$ 4,439,898,632			

11

*State Street Global Advisor Funds includes 5 funds (for 2019, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section).

**Vanguard Target Retirement Trust Plus Funds includes 11 funds (for 2019, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section)

5. Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions and expenses qualify as party-in-interest transactions.

During the year ended December 31, 2019, the Plan purchased $77,009,620 and sold $111,426,451 of the GSK Stock Fund, which included purchases of $15,133,276 and sales of $46,806,191 of GSK ADRs and received GSK ADRs dividends of $18,665,394.

The Plan holds shares in Novartis ADRs through one of the segregated investment managers. GlaxoSmithKline and Novartis entered into a joint venture agreement during 2015. During the year ended December 31, 2019, the Plan sold $2,527,151 of Novartis ADRs and received Novartis ADRs dividends of $259,748.

The stable value account is a customized separately managed account held by Goldman Sachs, therefore, transactions with Goldman Sachs qualify as party-in-interest transactions. Fees paid by the Plan to Goldman Sachs for investment management services totaled $340,325 for 2019.

The Plan issues loans to participants, which are secured by the vested balances in the participants' accounts.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 16, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

8. **Reconciliation to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$ 7,339,253,990	$ 6,278,808,410
Amounts allocated to withdrawing participants	(1,677,295)	(16,290,295)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,302,890	(4,673,985)
Net assets available for benefits per Form 5500, Schedule H	$ 7,342,879,585	$ 6,257,844,130

The following is a reconciliation of total additions per changes in net assets available for benefits per the financial statements at December 31, 2019 to Form 5500:

	2019
Net additions per the Statement of Changes in Net Assets Available for Benefits per financial statements	$ 1,715,362,162
2019 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,302,890
2018 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,673,985
Total income per Form 5500, Schedule H	$ 1,725,339,037

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2019 to Form 5500:

	2019
Benefits paid to participants per the financial statements	$ 706,938,594
Amounts allocated to withdrawing participants at December 31, 2019	1,677,295
Amounts allocated to withdrawing participants at December 31, 2018	(16,290,295)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 692,325,594

9. **Risks and Uncertainties**

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Included in investments at December 31, 2019 and 2018, are shares of GSK's common stock of $427,276,123 and $376,941,191 respectively. This investment represents 5.8 percent and 6.0 percent of net assets available for benefits at December 31, 2019 and 2018, respectively. A significant decline in the market value of GSK's stock would affect the net assets available for benefits.

As of December 31, 2019, the following investments represent more than 5.0 percent of the net assets available for benefits:

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$ 1,684,134,833
State Street International Index Non-Lending Series Fund (Class A)	807,216,728
State Street US Extended Market Index Non-Lending Series Fund (Class C)	712,250,057
State Street US Bond Index Non-Lending Series Fund (Class A)	462,025,235
GlaxoSmithKline plc ADR	427,276,123

There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits at December 31,2019.

10. Subsequent Events

Subsequent events were evaluated through June 24, 2020, the date the financial statements were available to be issued.

On January 21, 2019 Tesaro, Inc. became a wholly-owned subsidiary of GlaxoSmithKline LLC. Effective January 1, 2020 Tesaro, Inc employees became participants of the GSK 401(k) Plan. On February 24, 2020 the Tesaro, Inc. 401(k) Plan was merged into the GSK 401(k) Plan.

Subsequent to year end, there was an outbreak of the novel coronavirus (COVID-19) which was declared a pandemic by the World Health Organization on March 11, 2020. The outbreak has negatively impacted the world economy and common stock share prices for many companies, including GSK PLC's common stock share price. The Plan's investment in the common stock of GSK PLC is stated at fair value based on the closing price of $46.99 per share at December 31, 2019, which is higher than the market price on June 24, 2020 when the financial statements were approved. The impact of COVID-19 on companies continues to evolve rapidly and its future effects on the Plan's net assets available for benefits, and changes in net assets available for benefits are, uncertain.

Furthermore, on March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act provided the option for retirement plan sponsors to provide temporary relief for their participants with respect to distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.

Plan management has adopted certain relief provisions included in the CARES Act which will become effective on June 12, 2020.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Plan Number (PN): 002   EIN: 23-1099050

Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value
Metropolitan West Total Return Bond Fund (P Share Class)	Mutual fund	**	59,843,849
State Street Institutional Treasury Money Market Fund (Premier Share Class)	Money market fund	**	25,791,800
			85,635,649
BlackRock Government Short Term Investment Fund	Common collective trust		173,055,215
State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	1,684,134,833
State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	462,025,235
State Street US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust	**	309,254,050
State Street International Index Non-Lending Series Fund (Class A)	Common collective trust	**	807,216,728
State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	712,250,057
Vanguard Target Retirement Income Trust Plus	Common collective trust	**	70,838,563
Vanguard Target Retirement 2015 Trust Plus	Common collective trust	**	33,201,570
Vanguard Target Retirement 2020 Trust Plus	Common collective trust	**	180,673,418
Vanguard Target Retirement 2025 Trust Plus	Common collective trust	**	204,394,855
Vanguard Target Retirement 2030 Trust Plus	Common collective trust	**	238,452,872
Vanguard Target Retirement 2035 Trust Plus	Common collective trust	**	163,329,546
Vanguard Target Retirement 2040 Trust Plus	Common collective trust	**	199,035,020
Vanguard Target Retirement 2045 Trust Plus	Common collective trust	**	112,225,732
Vanguard Target Retirement 2050 Trust Plus	Common collective trust	**	68,079,193
Vanguard Target Retirement 2055 Trust Plus	Common collective trust	**	32,866,640
Vanguard Target Retirement 2060 Trust Plus	Common collective trust	**	36,935,701
Pzena International Value All Country (ex-U.S.) CIT (Class 1)	Common collective trust	**	40,240,254
GS SV Collective Trust	Common collective trust	**	6,072,658
			5,534,282,140

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

ADVANCED DRAINAGE SYSTEMS IN	Common stock	**	6,446,003
AEGON N.V. NY REG SHR	Common stock	**	2,279,949
ALNYLAM PHARMACEUTICALS INC	Common stock	**	2,384,019
ALPHABET INC CL A	Common stock	**	267,878
ALPHABET INC CL C	Common stock	**	17,648,664
AMERICAN EXPRESS CO	Common stock	**	7,469,400
AMERICAN FINANCIAL GROUP INC	Common stock	**	8,372,106
AMERICAN WATER WORKS CO INC	Common stock	**	5,753,434
APACHE CORP	Common stock	**	6,021,327
APERGY CORP	Common stock	**	9,657,871
APPLIED INDUSTRIAL TECH INC	Common stock	**	6,101,735
ASSOCIATED BANC CORP	Common stock	**	10,549,600
ASTRAZENECA PLC SPONS ADR	Common stock	**	8,745,444
AXIS CAPITAL HOLDINGS LTD	Common stock	**	5,224,835
BAKER HUGHES CO	Common stock	**	8,281,053
BANK OF AMERICA CORP	Common stock	**	16,940,820
BANK OF NEWYORK MELLON CORP	Common stock	**	10,186,792
BANKUNITED INC	Common stock	**	10,307,580
BIO RAD LABORATORIES A	Common stock	**	14,498,885
BIOMARIN PHARMACEUTICAL INC	Common stock	**	1,555,720
BLACK HILLS CORP	Common stock	**	7,499,470
BOOKING HOLDINGS INC	Common stock	**	9,755,218
BRIGHTHOUSE FINANCIAL INC	Common stock	**	1,371,952
BRISTOL MYERS SQUIBB CO	Common stock	**	13,672,470
CALLON PETROLEUM CO	Common stock	**	5,154,938
CAPITAL ONE FINANCIAL CORP	Common stock	**	17,360,917
CARLISLE COS INC	Common stock	**	12,935,548
CELANESE CORP	Common stock	**	5,774,328
CHARTER COMMUNICATIONS INC A	Common stock	**	16,686,752
CIGNA CORP	Common stock	**	14,452,331
CISCO SYSTEMS INC	Common stock	**	4,412,320
CLARIVATE ANALYTICS PLC	Common stock	**	12,343,766
CLEAN HARBORS INC	Common stock	**	14,863,562
COGNIZANT TECH SOLUTIONS A	Common stock	**	4,781,742
COMCAST CORP CLASS A	Common stock	**	15,568,614
CONCHO RESOURCES INC	Common stock	**	4,028,220
COOPER COS INC/THE	Common stock	**	6,413,591
CORPORATE OFFICE PROPERTIES	Common stock	**	6,620,636
COUSINS PROPERTIES INC	Common stock	**	9,239,100
CREE INC	Common stock	**	4,795,308
CVS HEALTH CORP	Common stock	**	5,341,451
DELL TECHNOLOGIES C	Common stock	**	4,478,022
DIAMONDBACK ENERGY INC	Common stock	**	8,289,334
DISH NETWORK CORP A	Common stock	**	4,433,750
DOUGLAS EMMETT INC	Common stock	**	8,278,486

ELI LILLY + CO	Common stock	**	4,731,480
ENVISTA HOLDINGS CORP W/I	Common stock	**	11,860,209
EQUITY COMMONWEALTH	Common stock	**	9,404,449
FEDEX CORP	Common stock	**	16,224,833
FLIR SYSTEMS INC	Common stock	**	10,507,205
FOX CORP CLASS A	Common stock	**	5,060,055
FOX CORP CLASS B	Common stock	**	1,007,042
G III APPAREL GROUP LTD	Common stock	**	9,381,742
GAP INC/THE	Common stock	**	2,342,600
GCP APPLIED TECHNOLOGIES	Common stock	**	6,225,856
GILEAD SCIENCES INC	Common stock	**	4,996,962
GLAXOSMITHKLINE PLC SPON ADR	Common stock	**	427,276,123
GOLDMAN SACHS GROUP INC	Common stock	**	10,806,710
HALLIBURTON CO	Common stock	**	5,114,230
HANCOCK WHITNEY CORP	Common stock	**	9,996,917
HARLEY DAVIDSON INC	Common stock	**	1,547,104
HESS CORP	Common stock	**	4,923,897
HEWLETT PACKARD ENTERPRISE	Common stock	**	8,688,045
HP INC	Common stock	**	10,184,190
INCYTE CORP	Common stock	**	1,379,656
JOHNSON CONTROLS INTERNATION	Common stock	**	11,627,468
JPMORGAN CHASE + CO	Common stock	**	8,782,200
JUNIPER NETWORKS INC	Common stock	**	4,031,931
KAMAN CORP	Common stock	**	6,083,691
LUMENTUM HOLDINGS INC	Common stock	**	6,621,233
MATTEL INC	Common stock	**	2,354,990
MAXIM INTEGRATED PRODUCTS	Common stock	**	2,577,269
MEDTRONIC PLC	Common stock	**	2,722,800
METLIFE INC	Common stock	**	11,269,467
MICRO FOCUS INTL SPN ADR	Common stock	**	2,158,221
MICROCHIP TECHNOLOGY INC	Common stock	**	10,995,600
MICROSOFT CORP	Common stock	**	16,558,500
MOLSON COORS BEVERAGE CO B	Common stock	**	3,913,140
NATIONAL OILWELL VARCO INC	Common stock	**	2,211,915
NATUS MEDICAL INC	Common stock	**	11,605,387
NEWS CORP CLASS A	Common stock	**	858,296
NISOURCE INC	Common stock	**	12,602,806
NOMAD FOODS LTD	Common stock	**	10,875,914
NOVARTIS AG SPONSORED ADR	Common stock	**	10,860,943
OCCIDENTAL PETROLEUM CORP	Common stock	**	15,082,860
PERFORMANCE FOOD GROUP CO	Common stock	**	7,583,982
PTC INC	Common stock	**	12,051,449
PVH CORP	Common stock	**	4,539,326
QURATE RETAIL INC SERIES A	Common stock	**	2,171,568
ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	11,336,008

RPM INTERNATIONAL INC	Common stock	**	16,069,629
SANOFI ADR	Common stock	**	13,669,460
SCHLUMBERGER LTD	Common stock	**	6,532,500
SCHWAB (CHARLES) CORP	Common stock	**	20,465,068
SELECTIVE INSURANCE GROUP	Common stock	**	5,633,133
SERVICEMASTER GLOBAL HOLDING	Common stock	**	12,722,774
SPRINT CORP	Common stock	**	2,212,156
SPX FLOW INC	Common stock	**	7,520,360
STATE STREET CORP	Common stock	**	522,060
STERIS PLC	Common stock	**	5,145,699
STIFEL FINANCIAL CORP	Common stock	**	5,753,016
TE CONNECTIVITY LTD	Common stock	**	8,520,176
TELEDYNE TECHNOLOGIES INC	Common stock	**	8,015,817
TFS FINANCIAL CORP	Common stock	**	7,106,901
TREEHOUSE FOODS INC	Common stock	**	8,452,774
TRINET GROUP INC	Common stock	**	10,055,238
TRUIST FINANCIAL CORP	Common stock	**	6,533,120
UNITED TECHNOLOGIES CORP	Common stock	**	10,333,440
UNITEDHEALTH GROUP INC	Common stock	**	9,907,126
VALMONT INDUSTRIES	Common stock	**	12,982,331
WELLS FARGO +CO	Common stock	**	19,238,880
WR GRACE +CO	Common stock	**	6,936,245
			1,334,709,125

* Synthetic GICs

* Prudential

GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	58,857,229
Term Fund 2019	Limited Partnership Fund	***	1,025,016
Term Fund 2020	Limited Partnership Fund	***	13,100,635
Term Fund 2021	Limited Partnership Fund	***	13,099,441
Term Fund 2022	Limited Partnership Fund	***	12,182,564
Term Fund 2023	Limited Partnership Fund	***	12,493,924
Prudential GA-62257 Total			110,758,809

* **State Street Bank**			
GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	54,501,214
Term Fund 2019	Limited Partnership Fund	***	1,103,771
Term Fund 2020	Limited Partnership Fund	***	13,632,186
Term Fund 2021	Limited Partnership Fund	***	13,546,449
Term Fund 2022	Limited Partnership Fund	***	12,901,722
Term Fund 2023	Limited Partnership Fund	***	12,912,772
State Street Bank 97054 Total			108,598,114
* **Transamerica Premier**			
GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	54,974,140
Term Fund 2019	Limited Partnership Fund	***	1,171,065
Term Fund 2020	Limited Partnership Fund	***	14,070,069
Term Fund 2021	Limited Partnership Fund	***	14,086,034
Term Fund 2022	Limited Partnership Fund	***	12,976,713
Term Fund 2023	Limited Partnership Fund	***	13,085,649
Transamerica Premier MDA01030TR Total			110,363,670
	Synthetic GICs Total	***	329,720,593
	Total Investments		**7,284,347,507**
* Participant loans (interest rate 4.25%-9.25%;			
maturity 2020-2045)	Participant loans	**	42,259,464

*   Denotes a party-in-interest.

**   Historical cost information is not required for participant directed investments.

***   Investments are part of the Synthetic Guaranteed Investment Contract. The $5,302,890 difference between the contract value and fair value are shown in the total of the GIC Wrappers.